UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/S/ TAO THOMAS WU
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: December 16, 2010

EXHIBIT INDEX

Exhibit 99.1 – Press Release regarding Noah’s unaudited third quarter 2010 financial results

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES

2010 THIRD QUARTER FINANCIAL RESULTS

SHANGHAI, CHINA — December 15, 2010 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.

THIRD QUARTER 2010 FINANCIAL HIGHLIGHTS

•	Net revenues were US$10.2 million, representing an increase of 208.5% from US$3.3 million in the third quarter of 2009.

•

Income from operations was US$4.3 million, representing an increase of 592.0% from US$0.6 million in the third quarter of 2009. Operating margin was 42.5%, as compared to 19.0% in the third quarter of 2009.

•

Net income attributable to Noah shareholders was US$3.1 million, representing an increase of 521.8% from US$0.5 million in the third quarter of 2009. Non-GAAP[1] net income attributable to Noah shareholders was US$3.4 million, representing an increase of 185.5% from US$1.2 million in the third quarter of 2009. Net margin was 30.8%, as compared to 15.3% in the third quarter of 2009. Non-GAAP net margin was 33.1%, as compared to 35.8% in the third quarter of 2009.

•

Net income per basic and diluted ADS was US$0.07, as compared to US$0.01 in the third quarter of 2009. Non-GAAP net income per diluted ADS was US$0.08, as compared to US$0.03 in the third quarter of 2009.

THIRD QUARTER 2010 OPERATIONAL HIGHLIGHTS

•

As of September 30, 2010, the Company’s total number of registered clients grew 62.5% year-over-year to 14,218, including 13,899 registered individual clients, 294 registered enterprise clients and 25 wholesale clients that have entered into cooperation agreements with the Company.

•	The Company had 566 active clients[2] during the third quarter of 2010, representing a 15% increase from 492 during the third quarter of 2009.

•

The aggregate value of wealth management products distributed by the Company during the third quarter of 2010 was RMB4.8 billion (approximately US$714.8 million), representing a 264.9% increase from the third quarter of 2009. Of such aggregate value, fixed income products accounted for 27.6%, private equity fund products accounted for 68.7%, and securities investment funds and investment-linked insurance products accounted for 3.7%.

•

The average transaction value per client[3] increased 217.2% year-over-year to RMB8.5 million (approximately US$1.3 million), as compared to RMB2.7 million (approximately US$0.4 million) for the third quarter of 2009.

[1]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and gain (loss) on change in fair value of derivative liabilities.

[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

•

As of September 30, 2010, Noah’s coverage network included 28 branches, as compared to 15 branches as of September 30, 2009. The number of relationship managers increased to 308 as of September 30, 2010 from 210 as of September 30, 2009.

Ms. Jingbo Wang, Co-founder, Chairwoman of the board of directors and Chief Executive Officer, commented, “We have achieved a significant milestone in our company’s history by successfully listing on the New York Stock Exchange last month. The listing is of strategic importance as it has not only provided us with financial resources for further expansions, but enhances our brand equity among our clients and our product providers. We will continue to focus on serving China’s high net worth population, which we believe is experiencing rapid growth as a result of China’s economic expansion.”

Mr. Tom Wu, Chief Financial Officer, added, “We are pleased with our third quarter 2010 financial results, which demonstrated our ability to execute our focused strategy and business plan. Our strong revenue growth this quarter is a reflection of the strong secular growth of China’s high net worth population, a still under-served market, and Noah’s unique market positioning as the leading independent service provider focusing on distributing wealth management products to the high net worth population in China.”

THIRD QUARTER 2010 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2010 were US$10.2 million, representing an increase of 208.5% from US$3.3 million in the third quarter of 2009. The year-over-year increase was attributable to an increase of US$5.0 million in one-time commissions and an increase of US$1.9 million in recurring service fees.

Net revenues from one-time commissions for the third quarter of 2010 were US$8.2 million, a year-over-year increase of 156.3% from US$3.2 million in the third quarter of 2009. The year-over-year increase was primarily driven by increases in the number of active clients and the average transaction value per client.

Net revenues from recurring service fees for the third quarter of 2010 were US$2.0 million, a year-over-year increase of 19 times from US$0.1 million in the third quarter of 2009. The year-over-year increase was mainly due to an increase in the transaction value of private equity fund products distributed.

Operating Margin

The Company’s operating margin for the quarter was 42.5%, compared to 19.0% in the third quarter of 2009. The year-over-year improvement in operating margin was primarily due to an increase in net revenues, and the lack of certain share-based compensation expenses.

Operating cost and expenses, including cost of revenues, selling expenses, general and administrative (G&A) expenses and other operating income, were US$5.9 million, a year-over-year increase of 118.8% from US$2.7 million in the third quarter of 2009.

Cost of revenues was US$1.8 million, a year-over-year increase of 221.4% from US$0.6 million in the third quarter of 2009. The year-over-year rise in the cost of revenues was primarily due to an increase in compensation expenses paid to relationship managers.

Selling expenses were US$2.4 million, a year-over-year increase of 124.3% from US$1.1 million in the third quarter of 2009. Selling expenses as a percentage of net revenues were 23.6%, representing a decrease from 32.4% in the third quarter of 2009. The year-over-year rise in selling expenses was primarily due to an increase of US$0.8 million in personnel expenses related to selling efforts, an increase of US$0.3 million in rental expenses and an increase of US$0.2 million in travel expenses as a result of the Company’s network expansion.

G&A expenses were US$1.7 million, a year-over-year increase of 51.8% from US$1.1 million in the third quarter of 2009. G&A expenses as a percentage of net revenues were 16.4%, representing a decrease from 33.4% in the third quarter of 2009. The year-over-year rise in G&A expenses was primarily due to an increase of US$0.5 million in employee compensation expenses contributable to G&A expenses as a result of the expansion of the Company.

Gain (Loss) on Change in Fair Value of Derivative Liabilities

In the third quarter of 2010, the Company did not record a loss on change in fair value of derivative liabilities as it did in the corresponding period in 2009, as the redemption provisions of series A preferred shares that had triggered the accounting treatment of derivative liabilities were modified in June 2010. In the corresponding period in 2009, such loss was recorded as US$0.4 million.

Income Tax Expenses

The Company recorded US$1.3 million of income tax expenses in the third quarter of 2010, whereas it recorded US$0.2 million of income tax benefit in the corresponding period in 2009. when uncertain tax liabilities in the amount of US$0.8 million recorded during the years ended December 31, 2007 and 2008 was reversed.

Net Income

Net income attributable to Noah shareholders was US$3.1 million, a year-over-year increase of 521.8% from US$0.5 million in the third quarter of 2009. Net margin was 30.8%, as compared to 15.3% in the third quarter of 2009.

Non-GAAP net income was US$3.4 million, a year-over-year increase of 185.5% from US$1.2 million in the third quarter of 2009. Non-GAAP net margin was 33.1%, as compared to 35.8% in the third quarter of 2009. The year-over-year decrease was primarily due to the reversal in the third quarter of 2009 of previously recorded US$0.8 million in uncertain tax liabilities, which boosted the Non-GAAP net margin in that period.

Income per basic and diluted ADS was US$0.07, as compared to US$0.01 in the third quarter of 2009. Non-GAAP income per diluted ADS was US$0.08, as compared to US$0.03 in the third quarter of 2009.

Balance Sheet and Cash Flow

As of September 30, 2010, the Company had US$21.8 million in cash and cash equivalents, an increase from US$17.1 million as of June 30, 2010. In the third quarter of 2010, the Company generated US$3.7 million from operating activities and US$1.1 million from maturity of held-to-maturity investments, and used US$0.3 million cash to acquire property and equipment.

The Company generated net proceeds of US$105.2 million as the result of its New York Stock Exchange listing completed on November 10, 2010.

FISCAL YEAR 2010 FORECAST

The Company estimates that non-GAAP net income for fiscal year 2010 is expected to be in the range of US$12.8 million and US$13.2 million, representing a year-over-year increase in the range of 138.7% and 146.2%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing) on Thursday, December 16, 2010 to discuss its third quarter 2010 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
• United States	+1-800-510-0219	+1-617-614-3451
• China	10-800-130-0399
• South China	China Telecom 10-800-120-2655/ 10-800-152-1490
• North China	China Netcom 10-800-852-1490/ 10-800-7122-655
• Hong Kong	###-##-####
• United Kingdom	080-8234-7616
Participant Passcode	“NOAH”

A telephone replay will be available shortly after the call until December 23, 2010 at (US Toll Free) +1-888-286-8010 or (US Toll) +1-617-801-6888. Passcode: 22746453.

A live webcast of the conference call and replay is available in the investor relations section of the Company’s website at: http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and loss or gain on change in fair value of derivative liabilities. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and loss or gain on change in fair value of derivative liabilities. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures to is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and change in fair value of derivative liabilities to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP operating margin, non-GAAP net income(loss), and non-GAAP income(loss) per diluted ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and of loss (gain) on change in fair value of derivative liabilities in the periods presented. As the Company removed the restrictions on such shares and revised the relevant provisions of the Company’s series A preferred shares that triggered the accounting treatment of derivative liabilities in June 2010, the Company does not expect to incur similar expenses in the future. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 300 relationship managers in 28 branch offices, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com/

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fiscal year 2010 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of December 15, 2010, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Investor Relations

Tel: +86 21 3860 2388

Investor Relations (HK):

Savoy Lee, Director

Taylor Rafferty

Tel: +852 3196 3712

Investor Relations (US):

Delia Cannan, Director

Taylor Rafferty

Tel: +1 (212)889-4350

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars except for share data)

	As of
	June 30, 2010	September 30, 2010
	$	$
Assets
Current assets:
Cash and cash equivalents	17,052,110	21,759,650
Restricted cash	—	74,615
Short-term investments	3,295,587	2,238,438
Accounts receivable, net of allowance for doubtful accounts of nil at June 30,2010 and September 30, 2010, respectively	237,225	1,788,187
Other current assets	906,591	1,263,575
Deferred tax assets	61,080	61,899
Amounts due from related parties	800,028	1,952,418

Total current assets	22,352,621	29,138,782
	—
Investment in affiliates	362,498	364,187
Property and equipment, net	713,687	1,100,880
Other non-current assets	330,980	237,239

Total Assets	23,759,786	30,841,088

Liabilities, Mezzanine Equity and Equity
Current liabilities:
Accrued payroll and welfare expenses	1,997,027	2,745,176
Income tax payable	1,550,009	2,925,127
Other current liabilities	1,162,240	2,423,947
Deferred tax liabilities	24,200	24,525

Total current liabilities	4,733,476	8,118,775
Uncertain tax position liabilities	1,229,968	1,276,450

Total Liabilities	5,963,444	9,395,225
Mezzanine Equity
Series A convertible redeemable preferred shares	4,478,190	4,478,190
Equity	13,318,152	16,967,673

Total Liabilities, Mezzanine Equity and Equity	23,759,786	30,841,088

Noah Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In U.S. dollars, except for share data and percentages)

	Three months ended
	September 30, 2009	September 30, 2010	Change
	$	$
Revenues:
Third-party revenues	3,232,602	8,460,273	161.7%
Related party revenues	282,634	2,312,775	718.3%

Total revenues	3,515,236	10,773,048	206.5%
Less: business taxes and related surcharges	(208,548)	(571,566)	174.1%

Net revenues	3,306,688	10,201,482	208.5%

Operating cost and expenses:
Cost of revenues	(570,335)	(1,833,302)	221.4%
Selling expenses	(1,072,003)	(2,404,734)	124.3%
General and administrative expenses	(1,105,040)	(1,677,255)	51.8%
Other operating income	67,398	50,919	(24.5%)

Total operating cost and expenses	(2,679,980)	(5,864,372)	118.8%

Income from operations	626,708	4,337,110	592.0%

Other income(expenses):
Interest income	14,327	36,307	153.4%
Other expense	(2,298)	(17)	(99.3%)
Investment income	112,582	56,548	(49.8%)
Loss on change in fair value of derivative liabilities	(442,500)	—	(100.0%)

Total other income (expenses)	(317,889)	92,838	(129.2%)

Income before taxes	308,819	4,429,948	1334.5%
Income tax expenses	195,953	(1,286,333)	(756.4%)
Loss from equity in affiliates	—	(5,114)	—

Net income attributable to Noah Shareholders	504,772	3,138,501	521.8%
Deemed dividend on Series A convertible redeemable preferred shares	52,022	—	(100.0%)

Net income attributable to ordinary shareholders	452,750	3,138,501	593.2%

Income per ADS, basic	0.01	0.07	600.0%
Income per ADS, diluted	0.01	0.07	600.0%
Margin analysis:
Gross margin	82.8%	82.0%
Operating margin	19.0%	42.5%
Net margin	15.3%	30.8%
Weighted average ADS equivalent: [1]
Basic	22,901,087	34,200,000
Diluted	33,704,032	35,159,704
ADS equivalent outstanding at end of period	22,050,000	34,200,000

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Unaudited Condensed Consolidated Income Statements—(Continued)

(In U.S. dollars, except for share data and percentages)

	Nine months ended
	September 30, 2009	September 30, 2010	Change
	$	$
Revenues:
Third-party revenues	8,783,128	21,089,768	140.1%
Related party revenues	862,828	4,180,978	384.6%

Total revenues	9,645,956	25,270,746	162.0%
Less: business taxes and related surcharges	(529,569)	(1,411,279)	166.5%

Net revenues	9,116,387	23,859,467	161.7%

Operating cost and expenses:
Cost of revenues	(1,544,842)	(4,009,796)	159.6%
Selling expenses	(2,039,793)	(4,955,453)	142.9%
General and administrative expenses	(3,172,518)	(5,457,465)	72.0%
Other operating income	187,579	163,392	(12.9%)

Total operating cost and expenses	(6,569,574)	(14,259,322)	117.1%

Income from operations	2,546,813	9,600,145	276.9%

Other income (expenses):
Interest income	34,724	80,402	131.5%
Other expense	(11,899)	(24,399)	105.1%
Investment income	126,201	215,348	70.6%
Gain (loss) on change in fair value of derivative liabilities	(1,062,000)	354,000	(133.3%)

Total other income (expenses)	(912,974)	625,351	(168.5%)

Income before taxes	1,633,839	10,225,496	525.9%
Income tax expenses	(234,318)	(2,930,331)	1150.6%
Equity in loss (Earnings) of affiliates	—	(12,430)	—

Net income attributable to Noah Shareholders	1,399,521	7,282,735	420.4%
Deemed dividend on Series A convertible redeemable preferred shares	156,066	108,348	(30.6%)

Net income attributable to ordinary shareholders	1,243,455	7,174,387	477.0%

Income per ADS, basic	0.04	0.18	350.0%
Income per ADS, diluted	0.02	0.15	650.0%
Margin analysis:
Gross margin	83.1%	83.2%
Operating margin	27.9%	40.2%
Net margin	15.4%	30.5%
Weighted average ADS equivalent: [2]
Basic	21,563,736	28,951,648
Diluted	33,540,786	34,806,952

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2009	September 30, 2010	Change
Number of registered clients	8,751	14,218	62.5%
Number of relationship managers	210	308	46.7%
Number of branch offices	15	28	86.7%

	Three months ended
	September 30, 2009	September 30, 2010	Change
	(in millions of RMB, except percentages)
Active clients	492	566	15.0%
Transaction value:
Fixed income products	929	1,335	43.7%
Private equity fund products	331	3,323	903.9%
Securities investment funds and investment-linked insurance products	66	181	174.2%

Total transaction value	1,326	4,839	264.9%
Average TV per client	2.70	8.55	217.2%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for share data and percentages)

(unaudited)

	Three months ended
	September 30, 2009	September 30, 2010
	$	$
Net income attributable to Noah Shareholders	504,772	3,138,501
Adjustment for share-based compensation related to:
Share options	38,812	235,416
Restricted shares	195,750	—
Adjustment for loss on change in fair value of derivative liabilities	442,500	—

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	1,181,834	3,373,917

Net income per ADS, diluted	0.01	0.07
Adjustment for share-based compensation	0.01	0.01
Adjustment for loss(gain) on change in fair value	0.01	—

Adjusted net income per ADS, diluted (non-GAAP)*	0.03	0.08

Net margin	15.3%	30.8%
Adjustment for share-based compensation	7.1%	2.3%
Adjustment for loss(gain) on change in fair value	13.4%	0.0%
Adjusted net margin (non-GAAP)*	35.8%	33.1%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.